SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No Twelve)
CELESTICA INC.
....
(Name of Issuer)
SUBORDINATE VOTING SHARES
....
(Title of Class of Securities)
15101Q108
....
(CUSIP Number)
December 31, 2019
....
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
that section of the Act but shall be subject to all other provisions of
the Act (however, see the Notes).

CUSIP No. 15101Q108
(1)Names of reporting persons. I.R.S. Identification Nos. of above
persons (entities only)

     LETKO, BROSSEAU & ASSOCIATES INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only
(4) Citizenship or place of organization   CANADA

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power   20,539,951

(6) Shared voting power

(7) Sole dispositive power   20,539,951

(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person

            20,539,951
(10) Check if the aggregate amount in Row (9) excludes
certain shares (see instructions)
(11) Percent of class represented by amount in Row 9

            18.7%
(12) Type of reporting person (see instructions)

        FI

Item 1.
Item 1(a) Name of issuer: CELESTICA INC.

Item 1(b) Address of issuer's principal executive offices:
    5140 Yonge Street, Suite 1900
    Toronto, Ontario, Canada
    M2N 6L7
Item 2.
2(a) Name of person filing:
    Letko, Brosseau & Associates Inc.
2(b) Address or principal business office or, if none, residence:
    1800 Mc Gill College Av.
    Suite 2510
    Montreal, QC
    H3A 3J6
    Canada

2(c) Citizenship:

     Canada

2(d) Title of class of securities:

    SUBORDINATE VOTING SHARES

2(e) CUSIP No.:
    15101Q108

Item 3.

If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8
of the Investment Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition
of an investment company under section 3(c)(14)
of the Investment Company Act of 1940;
j. [x] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
k. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number
and percentage of the class of securities of the issuer identified in
Item 1.
a. Amount beneficially owned: 20,539,951
b. Percent of class: 18.7%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 20,539,951
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 20,539,951
iv. Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to report the fact that as of the date hereof the reporting person
has ceased to be the beneficial owner of more than 5 percent of the
class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Associates Inc. have the right to receive or
the power to direct the receipt of dividends from, or the proceeds from
sale of, the subordinate voting shares reported as beneficially owned by
Letko, Brosseau & Associates Inc. No clients of Letko, Brosseau &
Associates Inc. beneficially owns more than five percent of Issuer's
subordinate voting shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or
Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were acquired and are held in the
ordinary course of business, were not acquired and are not held for the
purpose of or with the effect of changing or influencing the control of
the issuer of the securities and were not acquired and are not held in
connection with or as a participant in any transaction having that
purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in this statement is true,
complete and correct.

Dated : January 28, 2020

Signature :   *Isabelle Godin*

Name/Title: Isabelle Godin
          Vice President Operations and Chief Financial Officer